

January 3, 2011

<u>Via U.S. Mail</u>

Brian Schwartz
1450 Brickell Avenue
31st Floor
Miami, Florida 33131

      Re: Matrixx Initiatives, Inc.
              Schedule TO-T
              Filed on December 22, 2010
              File No. 005-47511

Dear Mr. Schwartz:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Merger Agreement; Other Agreements

Representations and Warranties, page 28

1.   We note your disclosure that the summary of the merger agreement is not intended to modify or supplement any factual disclosures about Matrixx, Parent or Purchaser in Matrixx's public reports. We also note your disclosure that stockholders are not third party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties. Please revise to remove any implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Certain Conditions of the Offer, page 41

2.	All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language throughout this section accordingly.

3.	Please clarify the disclosure appearing in the second bullet point on page 42, which appears to state that the Purchaser need not consummate the offer at any time after the Tender Offer Extension Condition has occurred.

4.	Your disclosure states that actions or inactions by the Parent or the Purchaser may be responsible for triggering the offer conditions. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise.

Miscellaneous, page 43

5.	You state that the offer is not being made to, nor will tenders be accepted from, holders residing in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of that jurisdiction. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a). See Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008).

Schedule 1, page 45

6.	Please provide the information required by Item 1003(c)(3) and (4) Regulation M-A, or direct us to where this disclosure appears.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: <u>Via facsimile: (312) 862-2200</u>
        Michael H. Weed, P.C.
        Kirkland & Ellis LLP